Skillful Craftsman Education Technology Ltd

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

VIA EDGAR

March 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Robert Shapiro

Re:	Skillful Craftsman Education Technology Ltd

Form 20-F for the Fiscal Year Ended March 31, 2020

Filed August 17, 2020

File No. 001-39360

Dear Mr. Shapiro:

Skillful Craftsman Education Technology Ltd (the “Company,” “we,” “our” or “us”) is in receipt of the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 23, 2021, regarding the Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2020 submitted to the Commission on August 17, 2020.

The Company is diligently working to draft appropriate disclosure to address the Staff’s comments, but is seeking additional time to discuss and finalize a proposed response with its accountants and audit committee. The Company hereby respectfully requests a ten (10) business day extension to respond to the above-referenced comment letter and undertakes to submit a formal response within such time frame.

We thank the Staff for its consideration of the foregoing. If you have further comments, please feel free to contact our counsel, Richard Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Xiaofeng Gao
Name: Xiaofeng Gao
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP